[Translation]
                                                               December 25, 2008
To Whom It May Concern:
                              Company Name: Toyota Auto Body Co., Ltd.
                              Name and Title of Representative:
                                 Toshio Mizushima, President
                              (Code Number: 7221
                                  The first sections of the Tokyo Stock
                                   Exchange and the Nagoya Stock Exchange)
                              Name and Title of Contact Person:
                                 Yasushi Fukaya, General Manager,
                                 Accounting Division
                              Telephone Number: 0566-36-7522
                              (The Parent Company of Toyota Auto Body Co., Ltd.) Company Name: Toyota Motor Corporation
                              Name and Title of Representative:
                                 Katsuaki Watanabe, President
                              (Code Number: 7203
                                 Securities exchanges throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------

Based on our recent business results, we, Toyota Auto Body Co., Ltd. (the "Company"), hereby amend, as below, our financial forecasts, announced on October 30, 2008:

1. Amendments to the forecasts
(1)  Amendments to the forecasts of consolidated financial results for FY2009
     (from April 1, 2008 to March 31, 2009)                        (million yen)

---------------------------------------------------------------------------------------------
                                     Net      Operating   Ordinary        Net      Net income
                                  revenues     income      income        income    per share
---------------------------------------------------------------------------------------------
Previous Forecasts (A)             1,760,000    17,000      18,000       10,100     86.57yen
---------------------------------------------------------------------------------------------

New Forecasts (B)                  1,730,000     4,000       5,000        2,000     17.14yen
---------------------------------------------------------------------------------------------

Amount changed (B - A)               -30,000   -13,000     -13,000       -8,100    -69.43yen
---------------------------------------------------------------------------------------------

% of change                             -1.7     -76.5       -72.2        -80.2        -80.2
---------------------------------------------------------------------------------------------
(Reference)
Actual results for FY2008          1,571,519    22,328      22,499       13,107    114.61yen
---------------------------------------------------------------------------------------------

(2)  Amendments to the forecasts of unconsolidated financial results for FY2009
     (from April 1, 2008 to March 31, 2009)                        (million yen)

---------------------------------------------------------------------------------------------
                                     Net      Operating   Ordinary        Net      Net income
                                  revenues     income      income        income    per share
---------------------------------------------------------------------------------------------
Previous Forecasts (A)             1,690,000    15,200      17,000       10,000     85.71yen
---------------------------------------------------------------------------------------------

New Forecasts (B)                  1,660,000     5,000       7,000        3,800     32.57yen
---------------------------------------------------------------------------------------------

Amount changed (B - A)               -30,000   -10,200     -10,000       -6,200       -53.14
---------------------------------------------------------------------------------------------

% of change                             -1.8     -67.1       -58.8        -62.0        -62.0
---------------------------------------------------------------------------------------------
(Reference)
Actual results for FY2008          1,502,240    19,755      21,146       11,467    100.25yen
---------------------------------------------------------------------------------------------

2. Reasons for the Amendments
The forecasts for both net revenues and income for FY2009 are expected to decrease from the previously announced forecasts, due to decreased sales units.

[Note]
     The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial to be materially different from the forecasts expressed or implied in this notice.